Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Year Ended December 31,
	2007	2006		2005	2004	2003
Ratio of Earnings to fixed charges
Pretax (loss) earnings	$(50,823)	$(572,907)		$9,159	$63,574	$15,338
Add:
Fixed charges	58,548	46,178		41,039	41,253	49,999

Total earnings (loss)(A)	$7,725	$(526,729)		$50,198	$104,827	$65,337

Interest expense	$48,836	$36,907		$32,694	$33,967	$41,884
Estimate of the interest within rental expense	9,712	9,271		8,345	7,286	8,115

Total fixed charges(B)	$58,548	$46,178		$41,039	$41,253	$49,999

Ratio (A/B)	0.13x	(11.41	)x(1)	1.22x	2.54x	1.31x

(1)	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $572,907.